BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

In order to clarify the following, we hereby refer to Official Notice184/2021/CVM/SEP/GEA-2, transcribed below:

Mr. Officer,

1.	We refer to the minutes of the Board of Director’s Meeting dated as of 12/16/2021, at 1:00 p.m., filed in the Empresas.NET System on the same day, as well as the news published on the Pipeline portal page on 12/21/2021, entitled "Pedro Parente's casting vote at BRF", with the following content:

Pedro Parente’s casting vote at BRF

The owner of Sadia had an opinion from the corporate lawyer Paulo Cezar Aragão, founding partner of BMA, to present the follow-on proposal. The proposal for a follow-on of more than R$ 6 billion at BRF overcame historical resistance on the BRF board, it is true, but that does not mean that the idea was easy. On the contrary. The board members split in half at last Thursday's meeting. The matter was only approved with the casting vote of chairman Pedro Parente, three sources told Pipeline.

In the vote, board members Dan Ioschpe, José Luiz Osório, Luiz Fernando Furlan, Ivandré Monthiel and Marcos Bacci manifested themselves against. Augusto Cruz, Flávia Almeida, Flávia Bittencourt, Roberto Rodrigues and Parente voted in favor — with the chairman's casting vote, the matter was approved.

Processing the process in the company's governance bodies was not simple. The topic was discussed in three BRF committees and none of them had a unanimous vote, recalls a source. The owner of Sadia had an opinion from the corporate lawyer Paulo Cezar Aragão, founding partner of BMA, to present the proposal. Sources heard by Pipeline argued that, in a complex operation like this, it is only fair that the shareholders – the real owners of the business – can decide what to do. By proposing a capital increase to shareholders, which will be voted on at a meeting scheduled for January 17, BRF will be able to resolve the uncomfortable indebtedness, a liability that drains the company's cash flow to pay interest, penalizing shareholders. The owner of Sadia has not paid dividends since 2016. With the capital increase, leverage can drop to less than 2 times and provide an interest savings of around R$ 500 million.

The issue of shares has always been a taboo among BRF board members, due to the potential dilution represented. This time, the timing and form of the proposal also intrigued the more resistant members. As a result, the capital increase may allow Marfrig to reach more than 50% of BRF's stock capital without paying a premium or triggering the 33.3% poison pill.

On the board, there were those who suggested an alternative to BRF, eventually seeking out those interested in investing in the company. It would be a way to avoid a Marfrig takeover without resistance, improving the position of minority shareholders. In addition, some argued that despite uncomfortable leverage, the company has sufficient cash and is not subject to any liquidity risk.

On the other hand, sources point out that the board itself could have resolved the capital structure in much better terms, but the board's conservatism prevented it. In May 2019, BRF and Marfrig even negotiated a merger that, in practice, would reduce the leverage of the owner of Sadia, but a majority wing of the board emphatically resisted.

At the time, the merger would still bring a benefit that today seems unimaginable: BRF shareholders would own 85% of the resulting company. For today's screen price, the two are worth practically the same, and with the difference that Marfrig has already snapped up 32% of BRF. Currently, the owner of Sadia is valued at BRL 17.9 billion and the firm of Marcos Molina, at BRL 16.5 billion. BRF could also have raised funds on the market when the share was at BRL 38, in the second half of 2019. "It could have raised more and with less dilution, but the board did not want to", recalls an analyst. There was no lack of investment banks proposing a follow-on and management even suggested an operation.

For a corporate lawyer, differences on the board are common, but BRF could have explained that the proposal for a capital increase was approved by the board with the casting vote to show the market that the issue is complex. In the minutes of the meeting, however, the company only reported that the topic was approved by a majority.

At BRF itself, there are different precedents. In November 2017, when Abilio Diniz cast the famous casting vote that appointed José Aurélio Drummond as CEO of BRF, the minutes also spoke in a majority, but cited paragraph 7 of article 21 of the bylaws, which regulates the casting vote.

Skirmishes aside, the fact is that the market seems to have liked the follow-on proposed by BRF. Since the proposal was made public, the share of the owner of Sadia rose 7.9%. The ball is with the shareholders. (our emphasis)

2. Regarding this matter, we request your opinion on the veracity of the information presented in the news, and if so, we ask for additional clarification on the subject, which should include a copy of this Official Letter and be forwarded to the System Companies.NET/IPE Online, category "Notice to the Market", type "Clarifications on CVM/B3 inquiries". Compliance with this request for disclosure by means of an Announcement to the Market does not exempt the eventual determination of liability for failure to timely disclose Material Fact, under the terms of CVM Resolution 44/21.

3. In addition, if the information is confirmed with respect to the presence of opposing manifestations in the resolutions of the Board of Director’s Meeting dated as of 12/16/2021, at 1:00 p.m., the Company must resubmit the minutes of the Board of Director’s Meeting , as applicable, in compliance with what is established in item 4. 14 of the CIRCULAR LETTER/CVM/SEP/Nº 1/2021 in the sense that "by virtue of the provision contained in article 14 of CVM Instruction 480/09 which determines that "the issuer must disclose true, complete, and consistent information that does not induce the investor to error", the content of the minutes of the meetings of the management and fiscal council must inform the reasons that led to a possible contrary vote, as well as contain eventual individual manifestations that have been presented by its members, in the cases in which such information may influence the investor's decision.

4. By order of the Superintendence of Relations with Companies, we warn that it will be up to this administrative authority, in the use of its legal attributions and based on item II, of art. 9, of Law 6,385/76, and on art. 7, combined with art. 8, of CVM Resolution 47/21, to determine the application of a coercive fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until December 23, 2021.

Regarding the questions above, BRF S.A. ("Company") clarifies that on December 16, 2021, after the Board of Directors, on the same date, had approved the call for the General Meeting that shall resolve on the capital increase, the Company disclosed the complete material required by the applicable regulation, so that its shareholders could evaluate the proposal and form their convictions about the proposed capital increase.

As disclosed in all material required by the applicable regulations, in particular the management proposal and its appendix, the capital increase will be submitted to the approval of shareholders at an Extraordinary General Meeting called for January 17, 2021, so there is no resolution that allows the disclosure of a material fact.

The Company informs that it has resubmitted, on this date, the minutes of the Board of Directors' meeting to clarify that, after the presentations made by the management about the sensitive strategic and operational aspects that justified the Company's capital increase (and without prejudice, it should be repeated, of the proper material to the general meeting widely disclosed), the decision was taken by majority vote of those attending the meeting, with the casting vote of the Chairman of the Board of Directors, under the terms of Article 21, paragraph 7, of the Company's Bylaws, and to register that the Board members José Luiz Osório, Marcelo Bacci, Ivandré Montiel, Dan Ioschpe and Luiz Fernando Furlan voted against the call of the Extraordinary General Meeting to deliberate on the capital increase. The Board members José Luiz Osório and Marcelo Bacci sent their voting manifestations related to the debates that took place in the meeting and linked to the presentations made that, for this reason, will be duly filed at the Company's headquarters, as happened before.

As this is what it is required to inform at this moment, the Company remains at the disposal of CVM for any additional clarifications that may be necessary.

São Paulo, December 23, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer